Fortis Benefits Insurance Company

P.O. Box 64271

St. Paul, MN 55164

COST OF LIVING ADJUSTMENT RIDER

This rider is a part of the attached policy (the “Policy”). The issue date of this rider is the same as that of the Policy unless the application for this rider provides otherwise.

DEFINITIONS

CPI

The United States City Average Consumer Price Index for all Urban Consumers for all items.

Increase Date

The date on which a cost of living increase amount is effective.

Increase Amount

The amount of the cost of living increase provided by this rider.

Face Amount

The base plan amount of insurance for the Policy as shown on your most recent policy schedule.

Rider Benefit

On every second anniversary of this rider, while this rider is in effect, we will increase your face amount without requiring evidence that the insured is insurable. These increase amounts will be based on the CPI and will be made within the limits described below. Such increases will be treated like any other increases in determining surrender charges or recommended minimum monthly premium, if any.

Insured

The insured means the person insured by the Policy.

CALCULATION OF THE INCREASE AMOUNT

We calculate the increase amount as follows:

CPI six months before the increase date, divided by CPI 30 months before the increase date minus 1, multiplied by the current face amount of the Policy.

The minimum and maximum amounts for any one increase are shown in the policy schedule. These amounts can be changed at any time by us. However, the minimum amount will never be greater than $1,000 and the maximum amount will never be less than $50,000.

Waiver of Premium

If the Policy has a Waiver of Monthly Deductions rider or Waiver of Selected Amount rider (“waiver rider”), then any increase amount will be covered by the terms of that rider. The waiver rider benefit amount will be increased by the amount of the additional premium or additional monthly deduction, whichever applicable, due to the increase amount. The premium for the waiver rider will also be increased to cover this increase in the waiver rider benefit amount. The waiver rider benefit expiry date will remain the same as it was before the increase date. No evidence that the insured is insurable will be required. If an increase amount becomes effective while you are receiving benefits from a waiver rider, then the waiver benefit will be adjusted by the amount attributable to the increase.

Change in or Discontinuation of the CPI

We will substitute what we believe is an appropriate index for the CPI if:

(1)          the composition of, base of, or method of calculation of the CPI changes in such a way that we consider its continued use inappropriate for calculating the increase amount; or

(2)          the publication of the CPI is delayed or discontinued.

ACCEPTING OR REFUSING AN INCREASE AMOUNT

A notice will be mailed to you before the increase date, advising you of the increase amount, and the additional charge for the increase amount. If you do not want to accept the increase amount, we must receive your written rejection within 30 days of the date of our notice. This rider will then be terminated according to the Termination provision of this rider. Otherwise, we will increase the face amount and billed premium by the amounts shown in the notice. A new policy schedule will also be sent to you.

TERMINATION

This rider will terminate on the first to occur of the following:

(1)   the first policy anniversary on or after the insured’s 66th birthday;

(2)   the date the Policy is surrendered, lapsed or terminated;

(3)   the date the face amount of the Policy is decreased;

(4)   your rejection of an automatic increase amount;

(5)   the date we receive your written request to cancel this rider; or

(6)   the date of the insured’s death.

REINSTATEMENT

If this rider terminates under (2) above, it may be reinstated if the Policy is reinstated at a standard or preferred risk class. If this rider terminates under (3), (4), or (5) above, it may be reinstated by supplying evidence that the insured is insurable.

If this rider is reinstated during the 90 days before an increase date, then the first increase amount will be available two years from that increase date. This rider will be subject to the following Incontestable and Suicide Exclusion provisions, if evidence was supplied to show that the insured was insurable, at either issue or reinstatement.

INCONTESTABLE

This rider will have its own two year contestable period. The contestable period will begin on the effective date of this rider or the date this rider is reinstated.

SUICIDE EXCLUSION

If the insured commits suicide while sane or insane, within two years from the effective date of this rider or from reinstatement, we will not pay the proceeds for any increase amount made since the effective date of this rider or reinstatement. Instead we will refund any increased premiums paid for the increase amount.

NON-PARTICIPATING

This rider does not participate in our profits or surplus earnings.

Signed for the Company to take effect on the rider effective date.

/s/ [ILLEGIBLE]	/s/ [ILLEGIBLE]
SENIOR VICE PRESIDENT	SENIOR VICE PRESIDENT